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"DRAFT"
                                                               [LOGO]
                                                        700 Newport Center Drive
                                                        Newport Beach, CA 92660

                         QUALIFIED PLAN LOAN ENDORSEMENT

This Endorsement is part of your Contract and should be attached to it. All terms of the Contract which do not conflict with this Endorsement's terms apply to this Endorsement. In the event of any conflict between the terms of this Endorsement and the terms of the Contract, the terms of this Endorsement shall prevail over the terms of the Contract.

Adverse tax consequences may result if you fail to meet the repayment requirements for your loan. The tax and ERISA rules relating to Contract loans are complex and in many cases unclear. For these reasons, and because the rules vary depending on the individual circumstances of each Contract, WE ADVISE THAT YOU CONSULT WITH A QUALIFIED TAX ADVISER before exercising the loan provisions of your Contract.

CONTRACT LOANS
If your Contract is issued under a Qualified Plan under code Section 401 or 403 and your Qualified Plan permits, you may request a loan using your Contract Value as the only security.

LOAN PROCEDURES - Your loan request must be submitted on our Loan Request Form. You may submit a loan request at any time after your first Contract Anniversary and before your Annuity Date however, before requesting a new loan, you must wait thirty (30) days after the last payment of a previous loan. If approved, your loan will usually be effective as of the end of the Business Day on which we receive all necessary documentation in proper form. We will normally forward proceeds of your loan to you within seven calendar days after the effective date of your loan. A $100 loan administrative fee will be deducted from your loan proceeds; however, we reserve the right to increase this fee up to a maximum of $500.

LOAN ACCOUNT - On the effective date of your loan, we will transfer an amount equal to the principal amount of your loan into an account called the Loan Account. We will transfer amounts to the Loan Account on a prorata basis from your Fixed and Variable Investment Options based on your Account Value in each. We will credit interest on amounts in the Loan Account at a rate equal to an annual rate that is two percentage points lower than the annual loan interest rate charged on your loan. Interest earned will accrue daily beginning on the day following the effective day of the loan. The interest credited will be transferred from the Loan Account to your Fixed and Variable Investment Options once per year on a prorata basis relative to your most recent allocation instructions. As your loan is repaid, the amount of the repayment will be transferred from the Loan Account to your Fixed and Variable Investment Options on a prorata basis relative to your most recent allocation instructions.

LOAN TERMS - You may have only one loan outstanding at any time. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

      -   50% of your Contract Value;
      - $50,000 less your highest outstanding Contract Debt during the 12-month period immediately preceding the effective date of your loan.

You should refer to the terms of your particular Qualified Plan for any additional loan restrictions. If you have other loans outstanding pursuant to other Qualified Plans, the amount you may borrow may be further restricted.

LOAN INTEREST RATE - You will be charged interest on your Contract Debt at an annual rate, set at the time the loan is made, equal to the higher of 5% or the Moody's Corporate Bond Yield Average-Monthly Corporates, as published by Moody's Investors Service, Inc., or its successor,


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for the calendar month ending two months before the date on which the rate is determined. In the event that the Moody's Corporate Bond Yield Average Monthly Corporates is no longer available, we will use a substantially similar average, subject to compliance with applicable state regulations. Interest charged will accrue daily beginning on the day your loan is effective. We will notify you of the loan interest rate when you make a Contract loan.

REPAYMENT TERMS - You must repay principal and interest of any loan within five years after its effective date. If you have certified to us that your loan proceeds will be used to acquire a principal residence for yourself, you may request a loan for up to thirty years. In either case, you must repay your loan in full prior to your Annuity Date.

Your loan, including principal and accrued interest, must be repaid in quarterly installments that are substantially level. An installment will be due each quarter on the date corresponding to your loan effective date, beginning with the first such date following the effective date of your loan. You may prepay your loan at any time; if you do so, we will bill you for any accrued interest. You loan will be considered repaid only when the interest due has also been paid. Subject to any necessary approval of state insurance authorities, we will treat all payments you send us as Purchase Payments unless you specifically indicate that your payment is a loan repayment. To the extent allowed by law, any repayment in excess of the amount then due will be refunded to you, unless such amount is sufficient to pay the balance of your loan. Repayments received that are less than the amount then due will be returned to you, unless otherwise required by law.

If a loan repayment is not made when due, we will declare the entire remaining loan balance in default. At that time, we will send written notification of the amount needed to bring the loan back to a current status. You will have sixty
(60) days from the date on which the loan was declared in default (the "grace period") to make the required repayment.

If the required repayment is not received by the end of the grace period, the defaulted loan balance plus accrued interest will be repaid by a withdrawal from your Contract Value to the extent that such values are then eligible for distribution. In order for an amount to be eligible for distribution from a Qualified Plan you must meet one of six triggering events. They are: attainment of age 591/2, separation from service, death, disability, plan termination, and financial hardship. To the extent such values are not then eligible for distribution, the defaulted loan balance plus accrued interest will be considered a "Deemed Distribution" and that portion of any Contract Value needed to repay the Contract Debt will be withdrawn when such Contract Values become eligible for distribution. The withdrawal will be subject to the withdrawal charge.

If there is a "Deemed Distribution" under your Contract, any future withdrawals will first be applied as repayment of the defaulted Contract Debt, including accrued interest and withdrawal charges and charges for applicable taxes, to the extent allowed by law. Any amounts withdrawn and applied as repayment of Contract Debt will be withdrawn first from your Loan Account and then from your Investment Options on a proportionate basis relative to the Account Value in each Investment Option. If you have an outstanding loan that is in default, the defaulted Contract Debt will be considered a withdrawal for the purpose of calculating any death benefit proceeds payable under this Contract.

The terms of any such loan are intended to qualify for the exception in Code
Section 72(p)(2) so that the distribution of the loan proceeds will not constitute a distribution that is taxable to you. To that end, these loan provisions will be interpreted to ensure and maintain such tax qualification, despite any other provisions to the contrary. We reserve the right to amend your Contract to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification or to conform any terms of our loan arrangement with you to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendment. If you refuse such an amendment, it may result in adverse tax consequences to you.


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Adverse tax consequences may result if you fail to meet the repayment requirements of you loan. A "Deemed Distribution" may be considered a currently taxable distribution, and may be subject to federal tax withholding and a federal early withdrawal penalty tax, regardless of when such unpaid amounts are repaid. The tax and other Qualified Plan rules relating to Contract loans are complex and in many cases unclear. For these reasons, and because the rules vary depending on the individual circumstances of each Contract, we advise that your consult with a qualified tax adviser before exercising the loan provisions of your Contract.

                   SIGNED FOR PACIFIC LIFE & ANNUITY COMPANY,

 /s/ William L. Farris,                              /s/ Audrey L. Milfs

 President and Chief Executive Officer               Secretary


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